                           SECURITY AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549


                                      FORM 11-K



[x] Annual Report Pursuant To Section 15(D) of The Securities Exchange Act of
    1934 (Fee Required)

    For the fiscal year ended                 December 31, 1997
                               -------------------------------------------------


                                          OR

[ ] Transition Report Pursuant To Section 15(D) of The Securities Exchange Act of 1934 (No Fee Required)

    For the transition period from __________________ to ______________________


    COMMISSION FILE NUMBER ______________

    A. Full title of the plan and address of the plan, if different from that of the issuer named below:

         INTERNATIONAL RECTIFIER CORPORATION RETIREMENT SAVINGS PLAN

    B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                         INTERNATIONAL RECTIFIER CORPORATION
                                  233 KANSAS STREET
                            EL SEGUNDO, CALIFORNIA  90245

                                      SIGNATURES




The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



             INTERNATIONAL RECTIFIER CORPORATION RETIREMENT SAVINGS PLAN



                                       /s/ Michael P. McGee
                                       --------------------
                                       Michael P. McGee
                                       Member of Administrative Committee

                         INTERNATIONAL RECTIFIER CORPORATION
                               RETIREMENT SAVINGS PLAN
                                      __________


               INDEX OF FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES


                                                                           Pages
                                                                           -----

Report Of Independent Public Accountants                                     1

Statement Of Net Assets Available For Benefits With Fund Information
  As Of December 31, 1997                                                    2

Statement Of Net Assets Available For Benefits With Fund Information
  As Of December 31, 1996                                                    3

Statement Of Changes In Net Assets Available For Benefits With
 Fund Information For The Year Ended December 31, 1997                       4

Notes To Financial Statements                                              5-14


Supplemental Schedules:

  Line 27a - Schedule Of Assets Held For Investment Purposes
    As Of December 31, 1997                                                 15

  Line 27d - Schedule Of Reportable Transactions
      For The Year Ended December 31, 1997                                  16

Exhibit:

(23.1) Consent Of Independent Accountants

                         REPORT OF INDEPENDENT ACCOUNTANTS
                                     __________

To The Plan Administrator
International Rectifier Corporation

We have audited the accompanying statements of net assets available for benefits of International Rectifier Corporation Retirement Savings Plan (the "Plan") as of December 31, 1997 and 1996, and the related statement of changes in net assets available for benefits for the year ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, Line 27a - Schedule of Assets Held for Investment Purposes and Line 27d - Schedule of Reportable Transactions, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.


/s/ Coopers & Lybrand L.L.P.

Coopers & Lybrand L.L.P.

Newport Beach, California
June 26, 1998

                        INTERNATIONAL RECTIFIER CORPORATION
                              RETIREMENT SAVINGS PLAN

        STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                              AS OF  DECEMBER 31, 1997
                                     __________


                                                                          Fund Information
                                   -------------------------------------------------------------------------------------------
                                    Interest-
                                     Bearing                      Growth       Intermediate                         Low-Priced
                                      Cash         IR Stock      Company           Bond              Value            Stock
                                      Fund        Unit Fund        Fund            Fund               Fund             Fund
                                    ---------     ---------      -------       ------------          -----          ----------
Investments at fair value                        $3,881,680     $7,723,237      $3,211,509        $9,746,500         $513,457
                                                 ----------     ----------      ----------        ----------         --------
         Total investments                        3,881,680      7,723,237       3,211,509         9,746,500          513,457
                                                 ----------     ----------      ----------        ----------         --------
Receivables:
     Employer contributions        $210,969
     Employee contributions         209,816
                                   --------      ----------     ----------      ----------        ----------         --------

         Total receivables          420,785
                                   --------      ----------     ----------      ----------        ----------         --------
         Net assets available for
          benefits                 $420,785      $3,881,680     $7,723,237      $3,211,509        $9,746,500         $513,457
                                   --------      ----------     ----------      ----------        ----------         --------
                                   --------      ----------     ----------      ----------        ----------         --------


                                                   Retired                      Spartan
                                                 Government                       U.S.
                                 Diversified        Money         Managed        Equity          Participant
                                International      Market         Income         Index               Loan
                                    Fund            Fund         Portfolio        Fund               Fund              Total
                                -------------    ----------      ---------      -------          -----------           -----
Investments at fair value          $325,010      $4,009,676     $4,386,183      $996,401          $2,219,460         $37,013,113
                                   --------      ----------     ----------      --------          ----------         -----------
         Total investments         $325,010      $4,009,676     $4,386,183      $996,401          $2,219,460         $37,013,113
                                   --------      ----------     ----------      --------          ----------         -----------
Receivables:
     Employer contributions                                                                                              210,969
     Employee contributions                                                                                              209,816
                                   --------      ----------     ----------      --------          ----------         -----------

         Total receivables                                                                                               420,785
                                   --------      ----------     ----------      --------          ----------         -----------
         Net assets available for
          benefits                 $325,010      $4,009,676     $4,386,183      $996,401          $2,219,460         $37,433,898
                                   --------      ----------     ----------      --------          ----------         -----------
                                   --------      ----------     ----------      --------          ----------         -----------




The accompanying notes are an integral part of these financial statements.



                        INTERNATIONAL RECTIFIER CORPORATION
                              RETIREMENT SAVINGS PLAN

        STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                              AS OF  DECEMBER 31, 1996
                                     __________


                                                      Fund Information
                                   -------------------------------------------------------
                                                    FDIC          Stable
                                     Cash          Pooled         Value       Intermediate
                                   Clearing        Savings        Income        Term Bond
                                     Fund           Fund           Fund            Fund
                                   --------        -------        ------      ------------
Investments at fair value                        $3,904,470     $3,900,636      $2,827,285
                                                 ----------     ----------      ----------
        Total investments                         3,904,470      3,900,636       2,827,285
                                                 ----------     ----------      ----------
Receivables:
     Employer contributions        $229,061
     Employee contributions         192,286
                                   --------      ----------     ----------      ----------

        Total receivables           421,347
                                   --------      ----------     ----------      ----------
Cash                                    329
                                   --------      ----------     ----------      ----------
        Net assets available for
         benefits                  $421,676      $3,904,470     $3,900,636      $2,827,285
                                   --------      ----------     ----------      ----------
                                   --------      ----------     ----------      ----------


                                      Value        Growth
                                     Momentum      Equity        Company        Participant
                                   Equity Fund      Fund        Stock Fund       Loan Fund        Total
                                   -----------     ------       ----------      -----------       -----
Investments at fair value          $7,404,427    $5,622,563     $3,697,416      $1,689,274      $29,046,071
                                   ----------    ----------     ----------      ----------      -----------
        Total investments           7,404,427     5,622,563      3,697,416       1,689,274       29,046,071
                                   ----------    ----------     ----------      ----------      -----------
Receivables:
     Employer contributions                                                                         229,061
     Employee contributions                                                                         192,286
                                   ----------    ----------     ----------      ----------      -----------
        Total receivables                                                                           421,347
                                   ----------    ----------     ----------      ----------      -----------
Cash                                                                                                    329
                                   ----------    ----------     ----------      ----------      -----------
        Net assets available for
         benefits                  $7,404,427    $5,622,563     $3,697,416      $1,689,274      $29,467,747
                                   ----------    ----------     ----------      ----------      -----------
                                   ----------    ----------     ----------      ----------      -----------


The accompanying notes are an integral part of these financial statements.

                         INTERNATIONAL RECTIFIER CORPORATION
                               RETIREMENT SAVINGS PLAN

              STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                WITH FUND INFORMATION
                        FOR THE YEAR ENDED DECEMBER 31, 1997


                                                                                       Fund Information
                                                         --------------------------------------------------------------------------
                                                                             FDIC          Stable
                                                            Cash            Pooled          Value       Intermediate        Value
                                                          Clearing          Savings        Income          Term           Momentum
                                                            Fund             Fund           Fund         Bond Fund      Equity Fund
                                                            ----             ----           ----         ---------      -----------
Additions:
   Contributions:
   Employer
   Employee

          Total  contributions

   Dividend income
   Interest income                                                             $10            $40            $69               $9
   Net appreciation (depreciation) in investments
   Loan repayments
                                                                                --             --             --               --
          Total additions                                                       10             40             69                9
                                                                                --             --             --               --

Deductions:
   Benefits paid to participants
   Administrative fee
   Loan advances
                                                                                --             --             --               --

          Total deductions
                                                                                --             --             --               --

          Net increase (decrease) prior to interfund                            10              40             69               9
            transfers

Transfers                                             ($  421,676)      (3,904,480)     (3,900,676)    (2,827,354)     (7,404,436)

Balances at December 31, 1996                             421,676        3,904,470       3,900,636      2,827,285       7,404,427
                                                          -------        ---------       ---------      ---------       ---------

Balances at December 31, 1997                            $      -        $       -      $       -      $       -        $       -
                                                         --------        ---------      ----------     ----------       ---------
                                                         --------        ---------      ----------     ----------       ---------


                                                                                         Interest-
                                                                                          Bearing                        Growth
                                                          Growth             Company       Cash         IR Stock        Company
                                                        Equity Fund        Stock Fund      Fund        Unit Fund         Fund
                                                        -----------        ----------      ----        ---------         ----
Additions:
   Contributions:
   Employer                                                                             ($ 18,092)     $ 189,587      $   278,692
   Employee                                                                                17,201        660,963        1,268,292
                                                                                           ------        -------        ---------
          Total  contributions                                                               (891)       850,550        1,546,984
                                                                                              ---        -------        ---------
   Dividend income                                                                                                        733,904
   Interest income                                            $43               $4                           199               10
   Net appreciation (depreciation) in investments                                                       (795,198)         490,145
   Loan repayments                                                                                       114,269          151,776
                                                               --               --             --        -------          -------

          Total additions                                      43                4           (891)       169,820        2,922,819
                                                               --                -            ---        -------        ---------

Deductions:
   Benefits paid to participants                                                                        (175,034)        (285,998)
   Administrative fee                                                                                     (3,815)          (1,968)
   Loan advances                                                                                        (118,819)        (207,438)
                                                               --               --             --        -------          -------

          Total deductions                                                                              (297,668)        (495,404)
                                                               --               --             --        -------          -------

          Net increase (decrease) prior to interfund           43                4           (891)      (127,848)       2,427,415
            transfers

Transfers                                              (5,622,606)      (3,697,420)       421,676      4,009,528        5,295,822

Balances at December 31, 1996                           5,622,563        3,697,416
                                                        ---------        ---------      ---------      ----------     -----------

Balances at December 31, 1997                           $       -        $       -      $ 420,785      $3,881,680     $ 7,723,237
                                                        ---------        ---------      ---------      ----------     -----------
                                                        ---------        ---------      ---------      ----------     -----------


                                                                                                                        Retired
                                                                                                                       Government
                                                       Intermediate                      Low-Priced    Diversified       Money
                                                           Bond            Value           Stock      International      Market
                                                           Fund            Fund            Fund           Fund          Portfolio
                                                           ----            ----            ----           ----          ---------
Additions:
   Contributions:
   Employer                                           $   124,506      $   271,617      $   8,107      $   5,008      $   219,547
   Employee                                               450,769        1,138,903         86,929         74,541          657,343
                                                         --------        ---------         ------         ------          -------

          Total  contributions                            575,275        1,410,520         95,036         79,549          876,890
                                                         --------        ---------         ------         ------          -------

   Dividend income                                        194,677        1,334,693         30,925         11,402          210,449
   Interest income                                              7               12                                          9,188
   Net appreciation (depreciation) in investments          40,126          389,287         30,085          2,604              101
   Loan repayments                                         83,963          183,318         10,233         11,166          123,758
                                                         --------        ---------        -------        -------         --------

          Total additions                                 894,048        3,317,830        166,279        104,721        1,220,386
                                                         --------        ---------        -------        -------         --------

Deductions:
   Benefits paid to participants                         (134,058)        (300,507)        (8,089)        (3,118)        (330,359)
   Administrative fee                                        (563)            (473)          (610)           (50)          (1,113)
   Loan advances                                         (131,748)        (330,456)        (7,027)       (14,485)        (311,786)
                                                         --------        ---------        -------        -------         --------

          Total deductions                               (266,369)        (631,436)       (15,726)       (17,653)        (643,258)
                                                         --------        ---------        -------        -------         --------

          Net increase (decrease) prior to interfund      627,679        2,686,394        150,553         87,068          577,128
            transfers

Transfers                                               2,583,830        7,060,106        362,904        237,942        3,432,548

Balances at December 31, 1996
                                                         --------        ---------        -------        -------         --------

Balances at December 31, 1997                         $ 3,211,509      $ 9,746,500      $ 513,457      $ 325,010      $ 4,009,676
                                                         --------        ---------        -------        -------         --------
                                                         --------        ---------        -------        -------         --------





                                                                            Spartan
                                                                              U.S.
                                                        Managed              Equity
                                                         Income              Index        Participant
                                                        Portfolio            Fund          Loan Fund          Total
                                                        ---------            ----          ---------          -----
Additions:
   Contributions:
   Employer                                           $   144,948      $     11,137                        $ 1,235,057
   Employee                                               514,135           121,254                          4,990,330
                                                          -------           -------                         ----------

          Total  contributions                            659,083           132,391                          6,225,387
                                                          -------           -------                         ----------

   Dividend income                                        246,907            15,541                          2,778,498
   Interest income                                         15,848                       $    149,665           175,104
   Net appreciation (depreciation) in investments             (24)          114,485                            271,611
   Loan repayments                                        133,935            10,791         (823,209)
                                                        ---------           -------         --------        ----------

          Total additions                               1,055,749           273,208         (673,544)        9,450,600
                                                        ---------           -------         --------        ----------

Deductions:
   Benefits paid to participants                         (167,895)           (8,709)         (61,935)       (1,475,702)
   Administrative fee                                        (155)                                              (8,747)
   Loan advances                                         (137,741)           (6,165)       1,265,665
                                                        ---------           -------        ---------        ----------

          Total deductions                               (305,791)          (14,874)       1,203,730        (1,484,449)
                                                        ---------           -------        ---------        ----------
          Net increase (decrease) prior to interfund      749,958           258,334          530,186         7,966,151
            transfers

Transfers                                               3,636,225           738,067

Balances at December 31, 1996                                                              1,689,274        29,467,747
                                                        ---------           -------        ---------        ----------

Balances at December 31, 1997                         $ 4,386,183      $    996,401      $ 2,219,460       $37,433,898
                                                        ---------           -------        ---------        ----------
                                                        ---------           -------        ---------        ----------


The accompanying notes are an integral part of the financial statements.

                         INTERNATIONAL RECTIFIER CORPORATION
                               RETIREMENT SAVINGS PLAN

                            NOTES TO FINANCIAL STATEMENTS
                                      __________


1.   Description Of The Plan:

     The following description of the International Rectifier Corporation Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     GENERAL

     International Rectifier Corporation (the "Company") established the Plan on April 1, 1988. The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. Participation in the Plan is available to all full-time employees as of the first day of the calendar quarter after date of hire.

     ELIGIBILITY

     An eligible employee is any person who is a full-time employee in the United States working at least one thousand hours per year.

     CONTRIBUTIONS

     Participants may elect to make contributions up to 20% of their pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The Company contributes an amount equal to 150% of the first $200 of the participant's contribution, 50% of the next $1,400, and 25% of the next $800 in a Plan year. The aggregate matching contribution made by the Company shall not exceed $1,200 per participant in a Plan year. In addition to the Company's matching contribution, the Board of Directors may make annual discretionary contributions in the form of cash or Company stock. For the year ended December 31, 1997, no discretionary matching contributions were authorized by the Board.

     VESTING

     Participants are immediately vested in their contributions and the Company's matching and discretionary contributions plus actual earnings thereon.

                         INTERNATIONAL RECTIFIER CORPORATION
                               RETIREMENT SAVINGS PLAN

                            NOTES TO FINANCIAL STATEMENTS, CONTINUED
                                      __________


1.  Description Of The Plan, Continued:

     PARTICIPANT ACCOUNTS

     Each participant's account is credited with (a) the participant's contribution and allocations of (b) the Company's contribution and (c) Plan earnings. Allocations are based on participant contributions or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     INVESTMENT PROGRAMS

     The trustee for the Plan as of and for the year ended December 31, 1997 is Fidelity Management Trust Company. As of and for the year ended
     December 31, 1996, the trustee for the Plan was Union Bank. All accounts are held in trust funds and invested in accordance with the terms of the Plan and investment options elected by Plan participants. A brief description of these funds is as follows:

          FDIC POOLED SAVINGS FUND - consists of passbook savings accounts and certificates of deposit at banks and savings and loan associations. The investments are federally insured.

          STABLE VALUE INCOME FUND - primarily invests in Guaranteed Investment Contracts ("GICs") issued by select insurance companies which guarantee the interest and payment at maturity with the full resources of the issuing insurance company. This fund also invests in money market funds or money market instruments with monies awaiting more permanent investments. The GICs have both fixed and floating rates and as a result, produce an overall blended rate of return in addition to credit diversification and liquidity.

          INTERMEDIATE TERM BOND FUND - is designed to provide a high total return with minimal maturity and interest rate risk. The fund consists of U.S. Treasury and mortgage securities, as well as investment grade corporate bonds with short and intermediate maturities.

          VALUE MOMENTUM EQUITY FUND - seeks to provide long-term growth of capital with below market volatility by investing in equity securities of undervalued companies experiencing positive price and earnings momentum.

                         INTERNATIONAL RECTIFIER CORPORATION
                               RETIREMENT SAVINGS PLAN

                            NOTES TO FINANCIAL STATEMENTS, CONTINUED
                                      __________


1.    Description Of The Plan, Continued:

     INVESTMENT PROGRAMS, CONTINUED

          GROWTH EQUITY FUND - seeks to provide long-term growth and increased future income through investments in equity securities of well established growth companies with demonstrated growth in earnings. The Growth Equity Fund allows for potentially higher rates of return than the Value Momentum Equity Fund, however, with increased associated risk.

          COMPANY STOCK FUND - is invested solely in International Rectifier Corporation Common Stock. The objective of this fund is to permit employees to participate in the ownership of the Company. Any amounts to be invested in Company stock are first invested in an interest-bearing money market account, until the Company stock is purchased.

          CASH CLEARING FUND - temporarily holds cash from the time an investment in one fund is liquidated and a purchase in another fund is settled.

          RETIREMENT GOVERNMENT MONEY MARKET PORTFOLIO - An income fund with investments in high quality short-term money market securities for which the U.S. government or its agencies or instrumentalities guarantees timely payment of principal and interest.

          MANAGED INCOME PORTFOLIO - A stable value fund with investments in contracts offered by major insurance companies and other approved financial institutions and short-term instruments.

          INTERMEDIATE BOND FUND - An income fund with investments in all types of U.S. and foreign bonds, including corporate or U.S. government issues.

          VALUE FUND - A growth fund with investments primarily in stocks of companies that possess valuable assets or that the manager feels are undervalued.

          GROWTH COMPANY FUND - A growth fund with investments primarily in stocks of companies with earnings or gross sales that indicate the potential for above average growth.

                         INTERNATIONAL RECTIFIER CORPORATION
                               RETIREMENT SAVINGS PLAN

                            NOTES TO FINANCIAL STATEMENTS, CONTINUED
                                      __________


1.   Description Of The Plan, Continued:

     INVESTMENT PROGRAMS, CONTINUED

          SPARTAN U.S. EQUITY INDEX FUND - A growth and income fund with investments primarily in the 500 companies that make up the S&P 500.

          LOW-PRICED STOCK FUND - A growth fund with investments primarily in stocks of companies the fund manager considers undervalued or out of favor with other investors and that could offer the possibility for significant growth.

          DIVERSIFIED INTERNATIONAL FUND - A growth fund that invests primarily in stocks of companies located outside the U.S. that are included in the Morgan Stanley Europe, Australia, Far East Index.

          IR STOCK UNIT FUND - A fund that pools the money of Plan participants to buy stock in the Company as well as a small amount of money market instruments that allow the fund to handle exchanges, withdrawals and distributions.

          INTEREST-BEARING CASH FUND - A fund that temporarily holds cash from the time an investment in one fund is liquidated and a purchase in another is settled.

     Participants can allocate their contributions and account balances to any or all of the funds (contributions must be allocated in 20% blocks). Participants may transfer their balances, or a portion thereof, from one fund to another.

     PARTICIPANT LOANS

     The Plan allows participants to borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loan Fund. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are collateralized by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan administrator. Principal and interest is paid ratably through monthly payroll deductions.

                         INTERNATIONAL RECTIFIER CORPORATION
                               RETIREMENT SAVINGS PLAN

                            NOTES TO FINANCIAL STATEMENTS, CONTINUED
                                      __________


1.   Description Of The Plan, Continued:

     BENEFIT PAYMENTS

     On termination of service, a participant with an account balance greater than $3,500 may elect to receive either a lump-sum amount equal to the value of the participant's account or installments in the form of various types of annuities, as defined by the Plan. A participant with an account balance less than or equal to $3,500 must receive the value of his or her account as a lump-sum distribution. Benefits are recorded when paid.


2.   Summary Of Accounting Policies:

     BASIS OF ACCOUNTING

     The accompanying financial statements of the Plan are prepared in conformity with generally accepted accounting principles.

     USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts in the statement of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

     RISKS AND UNCERTAINTIES

     The Plan provides for various investment options in mutual funds and other securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

                         INTERNATIONAL RECTIFIER CORPORATION
                               RETIREMENT SAVINGS PLAN

                            NOTES TO FINANCIAL STATEMENTS, CONTINUED
                                      __________


2.   Summary Of Accounting Policies, Continued:

     INVESTMENTS

     The Plan's investments in shares of registered investment company mutual funds and the Company stock are valued at the last quoted sales price on the last business day of the year. Investments in commingled trust funds are valued at estimated fair values according to methods selected in good faith by the trustee. Participant loans are valued at the unpaid amount of the loan which is estimated to approximate fair value.

     Purchases and sales of securities are reflected on a trade date basis. The basis for all securities sold is determined by average cost. Dividend income is recorded on the ex-dividend date and interest income is recorded on the accrual basis. The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in fair value of its investments, which consists of the realized gains or losses and unrealized appreciation or depreciation on those investments.

     ADMINISTRATIVE EXPENSES

     The Company and the Plan pay for all administrative expenses of the Plan. The Company paid approximately $18,000 of administrative expenses on behalf of the Plan for the year ended December 31, 1997.

                         INTERNATIONAL RECTIFIER CORPORATION
                               RETIREMENT SAVINGS PLAN

                            NOTES TO FINANCIAL STATEMENTS, CONTINUED
                                      __________


3.   Investments:

     Investments at December 31 are as follows:


                                                                            1997                                  1996
                                                                 ---------------------------           --------------------------
                                                                 Fair Value            Units           Fair Value           Units
                                                                 ----------            -----           ----------           -----
     Investments, at fair value, as determined by quoted
      market price:

      IR Stock Unit Fund                                          $3,766,342         318,689
      Growth Company Fund                                          7,723,237         178,283
      Intermediate Bond Fund                                       3,211,509         315,783
      Value Fund                                                   9,746,500         180,357
      Low-Priced Stock Fund                                          513,457          20,432
      Diversified International Fund                                 325,010          20,149
      Spartan U.S. Equity Index Fund                                 996,401          28,485
      Growth Equity Fund                                                                              $5,622,563          290,722
      Intermediate Term Bond Fund                                                                      2,827,285          277,729
      Value Momentum Equity Fund                                                                       7,404,427          359,962
      Company Stock Fund                                                                               3,697,408          242,453
      Stock Liquidity Fund                                                                                     8                8

     Investments, at estimated fair value:

      Interest-Bearing Cash Fund                                    115,338
      Managed Income Portfolio                                    4,386,183        4,386,183
      Retired Government Money Market Portfolio                   4,009,676        4,009,676

      FDIC Pooled Savings Fund                                                                        3,904,470         3,904,470
      Stable Value Income Fund                                                                        3,900,636         3,900,636
      Participant Loans                                           2,219,460                           1,689,274
                                                                -----------                         -----------



                                                                $37,013,113                         $29,046,071
                                                                -----------                         -----------
                                                                -----------                         -----------

                         INTERNATIONAL RECTIFIER CORPORATION
                               RETIREMENT SAVINGS PLAN

                            NOTES TO FINANCIAL STATEMENTS, CONTINUED
                                      __________


3.   Investments, Continued:

     Net appreciation (depreciation) in the value of investments for the year ended December 31, 1997 is summarized as follows:


     Common stock                                                   ($795,198)

     Mutual funds                                                   1,066,833

     Commingled trust fund                                                (24)
                                                                    ---------

          Net appreciation (depreciation)                            $271,611
                                                                    ---------
                                                                    ---------

     The number of participants in each fund at December 31, 1997 and 1996 was as follows:


                                                            1997         1996
                                                            ----         ----
     IR Stock Unit Fund                                      700          747
     Growth Company Fund                                     835
     Intermediate Bond Fund                                  603
     Value Fund                                              867
     Low-Priced Stock Fund                                    96
     Diversified International Fund                           86
     Retired Government Money Market Portfolio               729
     Managed Income Portfolio                                532
     Spartan U.S. Equity Index Fund                          126
     Participant Loan Fund                                   485          369

     FDIC Pooled Savings Fund                                             823
     Stable Value Income Fund                                             622
     Intermediate Term Bond Fund                                          664
     Value Momentum Equity Fund                                           889
     Growth Equity Fund                                                   843

                         INTERNATIONAL RECTIFIER CORPORATION
                               RETIREMENT SAVINGS PLAN

                            NOTES TO FINANCIAL STATEMENTS, CONTINUED
                                      __________


4.   Reconciliation Of Financial Statements To Form 5500:

     The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:


                                                                      1996
                                                                      ----
     Net assets available for benefits per the financial
     statements                                                   $29,467,747

     Less, Contributions receivable                                   421,347
                                                                  -----------

     Total net assets available for benefits per the Form 5500    $29,046,400
                                                                  -----------
                                                                  -----------

     There are no reconciling items between the net assets available per the financial statements to the Form 5500 as of December 31, 1997.

     The following is a reconciliation of additions to net assets per the financial statements to the Form 5500 for the year ended December 31, 1997:


     Total contributions per the financial statements               $6,225,387

     Add, Contributions receivable at December 31, 1996               421,347
                                                                  -----------

     Total contributions per the Form 5500                         $6,646,734
                                                                  -----------
                                                                  -----------

5.   Plan Termination:

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. The accounts of the participants affected by a partial or complete termination of the Plan are nonforfeitable and will be determined as of the termination date.

                         INTERNATIONAL RECTIFIER CORPORATION
                               RETIREMENT SAVINGS PLAN

                            NOTES TO FINANCIAL STATEMENTS, CONTINUED
                                      __________


6.   Tax Status Of The Plan:

     The Internal Revenue Service has determined and informed the Company at February 1998 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

     Under the provisions of Section 401(k) of the Internal Revenue Code, contributions to the Plan are not taxable until distributed to the participants.

                               SUPPLEMENTAL SCHEDULES

                         INTERNATIONAL RECTIFIER CORPORATION
                               RETIREMENT SAVINGS PLAN

              LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                               AS OF DECEMBER 31, 1997
                                      __________




                 Identity Of Issue                      Cost      Current Value
                 -----------------                      ----      -------------
Interest-Bearing Cash                                  $115,338     $115,338

International Rectifier Stock Unit Fund               4,904,387    3,766,342

Growth Company Fund                                   7,354,575    7,723,237

Intermediate Bond Fund                                3,171,970    3,211,509

Value Fund                                            9,503,325    9,746,500

Low-Priced Stock Fund                                   488,381      513,457

Diversified International Fund                          327,142      325,010

Retired Government Money Market Portfolio             4,009,676    4,009,676

Managed Income Portfolio                              4,386,183    4,386,183

Spartan U.S. Equity Index Fund                          889,897      996,401

Participant loans with interest rates ranging from
8.25% to 8.5%                                             -0-      2,219,460
                                                                 -----------

                                                                 $37,013,113
                                                                 -----------
                                                                 -----------

                        INTERNATIONAL RECTIFIER CORPORATION
                              RETIREMENT SAVINGS PLAN

                   LINE 27D - SCHEDULE OF REPORTABLE TRANSACTIONS
                        FOR THE YEAR ENDED DECEMBER 31, 1997
                                     __________

Transaction in excess of 5% of current value of Plan assets at the beginning of the year are as follows:

Single Transactions:
--------------------

                                                              Purchase            Selling            Cost of         Net Gain
                      Descriptions                            Price(2)            Price(2)          Asset Sold         (Loss)
                      ------------                            ---------          ---------          ----------       ---------
Company Stock Fund                                                               $3,697,420         $3,697,420          -
Growth Equity Fund                                                                5,622,606          5,622,606          -
Intermediate Term Bond Fund                                                       2,827,354          2,827,354          -
Value Momentum Equity Fund                                                        7,404,436          7,404,436          -
FDIC Pooled Savings Fund                                                          3,904,480          3,904,480          -
Stable Value Income Fund                                                          3,900,676          3,900,676          -

International Rectifier Stock Unit Fund                       $3,697,420
Growth Company Fund                                            5,622,563
Intermediate Term Bond Fund                                    2,827,285
Value Fund                                                     7,404,427
Retirement Government Money Market Portfolio                   3,904,470
Managed Income Portfolio                                       3,900,636



Series Of Transactions(1):
--------------------------
                                                   Total            Total             Total              Total
                                                 Number Of        Number Of       Dollar Value        Dollar Value        Net Gain
                 Descriptions                    Purchases          Sales         Of Purchases         Of Sales            (Loss)
                 ------------                    ---------        ----------      ------------       -------------        ---------
International Rectifier Stock Unit Fund            207              164             $7,199,278         $2,522,400         $154,074
Growth Equity Fund                                 183              142             14,317,692          1,461,993          121,482
Intermediate Bond Fund                             161              134             6,673,528             674,702              588
Value Fund                                         188              151            18,928,565           2,166,916          146,111
Retirement Government Money Market Portfolio       164              163             9,709,056           1,794,900                -
Managed Income Portfolio                            176              155             9,512,422           1,225,563                -


(1) Includes single transactions above.

(2) The current value of the assets purchased or sold during the period, at the date of the purchase or sale, was equivalent to either the purchase price or sales prices, respectively.